932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

November 5, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:
SEC Comment Letter, dated September 10, 2014 and follow up teleconference on October 23, 2014 with respect to PDL BioPharma, Inc.’s, Form 10-K for Fiscal Year Ended December 31, 2013, Filed March 3, 2014, File No. 000-193739

Dear Mr. Rosenberg:

This letter confirms that PDL BioPharma, Inc. (the “Company”) and the Staff (the “Staff”) of the Securities and Exchange Commission held a teleconference on October 23, 2014 regarding the Company’s response to the Staff’s inquiry dated September 10, 2014. The Company provided the Staff an initial response in a letter dated October 8, 2014. Subsequent to our submittal of that letter, a teleconference call was requested by the Staff to further clarify our responses presented in the October 8, 2014 letter. As a result of that teleconference call the Staff requested that the Company provide an additional written response to the issues discussed. It is our understanding that we had 10 business days to provide the requested response.

The Company hereby requests that the Staff permit the Company to provide its response to the comments by November 20, 2014, which is ten business days after the originally requested response date.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions concerning this letter or the request for an extension, please contact me at (775) 832-8505.

Very truly yours,

/s/ Peter S. Garcia

Peter S. Garcia
Vice President and CFO